October 9, 2009

Via Edgar

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:         Southwest Airlines Co.
File No. 001-07259
Form 10-K: For the fiscal year ended December 31, 2008
Form 10-Q: For the quarterly period ended June 30, 2009

Dear Mr. Shenk:

           On behalf of Southwest Airlines Co. (the “Company”), set forth below are our responses to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated September 29, 2009 with respect to the referenced documents.  For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response.

Form 10-K:  For the fiscal year ended December 31, 2008

Item 8.  Financial Statements and Supplementary Data

Note 1.  Summary of Significant Accounting Policies

Frequent flyer program, page 50

1.
Per your response to our prior comment number 4, you believe that your accounting policy for frequent flyer credits is consistent with the guidance outlined in the AICPA Audit and Accounting Guide for Airlines (the “Airline Guide”).  However, we do not concur with your conclusion.  In this regard, we note that paragraph 3.108 of the Airline Guide states that under the incremental cost method, a liability is recorded for the incremental cost associated with rewarding those frequent flyer program (“FFP”) members expected to redeem mileage credits.  In addition, paragraph 3.109 of the Airline Guide states that a key factor in estimating an FFP obligation under the incremental cost method is the estimate of mileage credits that are expected to be redeemed.  While we acknowledge from your response that a significant amount of your FFP members’ flight credits expire unused, we believe that the exclusion of all partially earned awards from your liability implies that it is not probable that any of the excluded flight credits will ultimately be redeemed by your program’s members.  Furthermore, per your disclosure regarding your “Rapid Rewards Frequent Flyer Program” on page 6, it appears that the liability that you recognize is based upon the incremental costs attributable to earned awards that you expect to be redeemed.  In this regard, we believe that taking into consideration the probability of partially earned awards being fully earned and redeemed would be consistent with your practice of taking into consideration the probability of fully earned awards not being redeemed.  Based upon the observations noted above, we believe that your liability for frequent flyer awards should also include an accrual for partially earned awards that you expect will be fully earned and redeemed.  Please revise your accounting policy accordingly, or advise.

Response:

While the Company acknowledges that the Airline Guide could be interpreted in the manner suggested by the Staff’s comment, the Company continues to believe that its current accounting for partial frequent flyer awards is an acceptable method, based on the following factors.  First, the Company notes that this practice, which has longstanding use within the airline industry, is based, at least in part, on discussions between industry participants and the Staff in the early 1990’s and acknowledged by the Staff in our previous review in 2007.  Additionally, as discussed in the Company’s prior response, our understanding is that the issuance of the revised Airline Guide was not meant to cause a change in the existing accounting practices for frequent flyer programs.  Further, the Company notes that the revised Airline Guide is considered “non-authoritative” and is not included in the recently released FASB Accounting Standards Codification.  The Company will continue to evaluate its accounting policy related to its frequent flyer program as new authoritative guidance is issued.

Form 10-Q:  For the quarterly period ended June 30, 2009

Item1.  Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 13.  Early Retirement Offer

2.
We have reviewed your response to our prior comment number 10.  However, it is not clear to us why you believe that the termination benefits attributable to your one-time voluntary early out program are excluded from the scope of SFAS No. 88.  Per your response, you have concluded that the mandatory service period required for a significant number of your employees does not qualify as a short period of time; therefore, you believe all costs of the program should be spread over that service period.  While we acknowledge that paragraph 15 of SFAS No. 88 suggests that special termination benefits would only be expected to be offered for a short period of time, the guidance does not appear to address whether or not a mandatory service period can be required for the recipients of such benefits.  In this regard, we note that all of your employees were only provided (i) approximately two months to elect to participate in your program and (ii) one additional month to rescind their election.  Based upon the fact that your one-time voluntary early out program was only offered for a short period of time, it appears to be covered by the guidance outlined in paragraph 15 of SFAS No. 88.  As such, your program also appears to be excluded from the scope of SFAS No. 112 pursuant to paragraph 5(c).  Furthermore, the termination benefits awarded by your program do not appear to be analogous to the bonus compensation contemplated by EITF 05-5.  Therefore, we believe you should revise your intended accounting treatment for the costs attributable to your one-time voluntary early out program.  Alternatively, explain to us in further detail why you do not believe that a revision is necessary.

Response:

The Company will comply with the Staff’s request and utilize the provisions of SFAS No. 88 in recording the expense associated with its voluntary early retirement program.

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In connection with our above responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions, please do not hesitate to contact me at (214) 792-4459.

Sincerely,

/s/ Laura Wright
Laura Wright
Chief Financial Officer

Copy to:	John T. Montford (Chairman, Audit Committee)
Gary C. Kelly
Leah Koontz
Madeleine Johnson
David Heselton (Ernst & Young LLP)